

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2017

Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

>   **Re: National Grid plc**
>   **Form 20-F for the Fiscal Year Ended March 31, 2017**
>   **Filed June 6, 2017**
>   **File No. 1-14958**

Dear Mr. Bonfield:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products